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SEC Mail Processing Section
MAR 01 2017
Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69034

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lampe Capital North America LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

712 5th Ave 28th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bjorn C. Kahl 212-218-7411
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown
(Name – *if individual, state last, first, middle name*)

465 South Street, Suite 200	Morristown, NJ 07960-6497		
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bjorn Kahl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lampe Capital North America LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mabel Marin
Notary Public, State of New York
No. 01MA6170174
Qualified in New York County
Commission Expires July 2, 2019

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LAMPE CAPITAL NORTH AMERICA LLC

(Formerly International KBR Finance, LLC)

FINANCIAL STATEMENT

WITH REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2016

LAMPE CAPITAL NORTH AMERICA LLC
(Formerly International KBR Finance, LLC)

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of
Lampe Capital North America LLC

We have audited the accompanying statement of financial condition of Lampe Capital North America LLC (the "Company"), as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Lampe Capital North America LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 24, 2017

WithumSmith+Brown, PC 465 South Street, Suite 200, Morristown, New Jersey 07960-6497 T (973) 898 9494 F (973) 898 0686 **withum.com**

LAMPE CAPITAL NORTH AMERICA LLC

(formerly International KBR Finance, LLC)

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

ASSETS

Cash	$	3,969,927
Property and equipment, net		104,837
Due from parent		752,405
Deferred tax asset		142,231
Other assets		68,225
	$	5,037,625

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued expenses		579,837
Due to Bankhaus Lampe KG		54,550
Deferred rent		110,907
Total liabilities		745,294
Member's equity		4,292,331
	$	5,037,625

1. Nature of business and summary of significant accounting policies

Nature of Business

Lampe Capital North America LLC (the "Company") is a single member limited liability company wholly owned by Lampe Verwaltungsgesellschaft (the "Parent"). The Company was established under the laws of the state of New York on April 1, 2011. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

On April 29, 2016 the Parent purchased 100% of the membership interests from KBR Corporate Finance Inc. Concurrently with this transaction (the "Transaction") the name of the Company was changed from International KBR Finance LLC to Lampe Capital North America LLC. The Transaction and name change was approved by FINRA on April 21, 2016.

The Company operates under a chaperoning arrangement with Bankhaus Lampe ("BHL") in accordance with SEC Rule 15a-6a(3) for customers in the purchase and sale of foreign securities. The Company executes and clears all trades through Bankhaus Lampe. Bankhaus Lampe is an independent private bank that provide various banking products and services in Germany and internationally.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Subsequent events have been evaluated through the date the financial statements were issued.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. All property and equipment is being depreciated on a straight-line basis over the estimated useful lives of the related assets. Amortization of leasehold improvements is computed on a straight –line basis over the estimated useful life of the asset or the term of the lease, whichever is shorter. The Company provides for depreciation and amortization as follows:

Asset	Useful Life	Estimated Principal Method
Furniture and fixtures	5 years	Straight-line
Computer equipment	3 years	Straight-line
Leasehold improvements	shorter of estimated life of asset or lease term	Straight-line

1. Nature of business and summary of significant accounting policies (continued)

Deferred rent

In accordance with GAAP, the Company recognizes rent expense on straight-line basis over the life of the lease. The effects of free rent and rental escalations over the life of the lease result in differences between the amounts expensed and the amounts paid. These differences are recorded as deferred rent on the statement of financial condition.

Revenue recognition – consulting income

Pursuant to a Brokerage Service Agreement between the Company and the Parent, the Company provides execution, marketing and client relationship services to institutional customers in the purchase and sales of foreign securities. For the period prior to the Transaction (January 1, 2016 to April 28, 2016) in exchange for the services rendered the Company received a fee which was based on certain costs, as agreed to by both parties, plus a fixed monthly fee. For the period subsequent to the Transaction (April 29, 2016 to December 31, 2016) the Company recorded revenue based on a cost plus 9.71% arrangement that was agreed to by the Company and the Parent and is in agreement with a transfer pricing study obtained by both the parties to the agreement. Revenue is recognized monthly as earned based on the corresponding costs incurred.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the period in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

ASC 740, *Accounting for Income Taxes*, prescribes accounting for and disclosure of uncertainty in tax positions. This interpretation defines the criteria that must be met for the benefits of a tax position to be recognized in the financial statements and the measurement of tax benefits recognized.

The Company has no uncertain income tax positions or any interest or penalties associated with uncertain income tax positions.

1. Nature of business and summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements. Actual results could differ from those estimates.

2. Customer transactions

In the normal course of business, the Company affects as agent, transactions on behalf of customers on a basis of either delivery or receipt versus payment. If these agency transactions do not settle due to failure to perform by either customer or the counterparty, the Company may be obligated to discharge the obligation of the non performing party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts. The risk of loss to the Company is normally limited to differences in market values of the securities compared to their contract amounts.

3. Property and equipment

Details of property and equipment at December 31, 2016 are as follows:

Computer equipment	$	117,554
Leasehold improvements		112,704
Furniture and fixtures		111,662
		341,920
Less accumulated depreciation and amortization		237,083
Net	$	104,837

Depreciation and amortization expense for the year ended December 31, 2016 was approximately $61,686.

4. Income Taxes

The Company is a single member limited liability company and, accordingly is taxed as a disregarded entity and treated as a division of the Parent for income tax purposes. Pursuant to a tax sharing agreement, income taxes of the Company are computed on a separate company basis. The Company reimburses the Parent for taxes incurred and attributable to the Company's income reported on the Parent's tax returns, and overpayment of tax on behalf of the Parent are subject to reimbursement by the Parent.

Income tax expense included in the Statement of Operations as determined in accordance with ASC 740 is as follows:

Current income tax expense (benefit)		
Federal	$	33,736
State and local		5,264
Total current income tax expense/(benefit)	$	39,000
Deferred income tax expense/(benefit)		
Federal		(129,648)
State and local		(12,583)
Total deferred income tax expense/(benefit)		(142,231)
Total income tax expense (benefit)	$	(103,231)

The Company considers the need for a valuation allowance against its deferred tax assets to reduce its deferred tax assets to amounts the Company believes are more likely than not to be realized. In assessing the need for a valuations allowance, the Company considers all positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial performance. No valuation allowance was deemed necessary as of December 31, 2016.

The Company's gross deferred tax assets related principally to the effects of deferred rent and goodwill recorded for income tax purposes. Management elected not to adopt pushdown accounting in these financial statements.

At December 31, 2016, the Company did not have any unrecognized tax benefits or liabilities resulting from uncertain tax positions. The Company does not believe that it is reasonably possible that the total unrecognized benefits will significantly change in the next 12 months. The Company recognizes tax-related interest and penalties as Income tax expense in the Statements of Operations.

The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by the tax authorities. There are presently no ongoing income tax examinations.

5. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the Alternative Standard as permitted under Rule 15c3-1. Under this method, the Company's net capital shall not be less than $250,000. At December 31, 2016, the Company had net capital of $3,224,633 which exceeded the required minimum net capital by $2,974,633.

6. Concentrations of credit risk and off balance sheet risk

The Company acts as an agent for institutional customers and other broker-dealers in the purchase and sale of foreign securities. The Company executes and clears all of these foreign trades through its Parent in Germany. These trades are settled on a basis of either delivery or receipt versus payment. The Company's commissions on foreign securities transactions are collected by the Parent in exchange for a monthly fee as determined by a "Brokerage Service Agreement" between the Parent and the Company. In the normal course of business, the Company's activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company monitors the credit standing of all counterparties with which it conducts business. All open transactions at December 31, 2016 settled with no resultant loss being incurred by the Company.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

7. Related party transactions

The Company has an Expense Sharing Agreement with its Parent. In accordance with the Expense Sharing Agreement, the Company reimburses the Parent, on a monthly basis, for a proportional share of salaries and related expenses of personnel employed by the Parent. For the period January 1, 2016 through April 29, 2016, the Company reimbursed its former parent approximately $182,000 of expenses under the Expense Sharing Agreement. During the year ended December 31, 2016, all of the consulting income related to the chaperoning agreement with the parent. At year end December 31, 2016 total consulting income amounted to $4,015,305. Additionally, the Company had a balance of $752,405 due from the parent related to amounts accrued or disbursed and subject to reimbursement under chaperoning agreement and a balance of $54,550 due to Bankhaus Lampe KG for amounts disbursed on the Company's behalf at year ended December 31, 2016.

8. Commitments

The Company leases office space under a non-cancellable lease agreement which expires August 31, 2020. The future minimum annual payments, at December 31, 2016 under this agreement are approximately:

Year Ending December 31,	
2017	280,847
2018	302,548
2019	312,641
2020	208,427
	1,104,463

Rent expense for the year ended December 31, 2016 was approximately $270,000.

9. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Act of 1934 Rule 15c3-3 pursuant to the exemptive provision of the sub-paragraph (k)(2)(i) and (k)(2)(ii).

10. Employee Benefit Plan

The Company has an employee benefit plan subject to Section 401(K) of the Internal Revenue Code under which all employees meeting eligibility requirements are able to participate. Subject to certain limits set forth in the Code, employees are permitted to make contributions to the 401(k) Plan on a pre-tax salary reduction basis. All employee contributions are 100% vested. The Company matches 100% of an employee's contribution and for the year ended December 31, 2016, employer contributions were approximately $42,760.